Filed by Falcon’s Beyond Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Fast Acquisition Corp. II

Commission File No.: 001-40214

Date: August 23, 2023

Global Entertainment Enterprise Falcon’s Beyond Names Toni Caracciolo

As Executive Vice President of Marketing and Branding

Former SeaWorld Parks & Entertainment and Visit Orlando Executive Assumes Newly Created Role to Drive Strategic Marketing and Global Growth Across Company’s Three Core Businesses

Orlando, FL (August 23, 2023) - Falcon’s Beyond Global, LLC (“Falcon’s” or the “Company”), a diversified global entertainment, consumer experience, and technology enterprise that accelerates intellectual property (IP) activations concurrently across physical and digital experiences, announced today it has named Toni Caracciolo as Executive Vice President of Marketing and Branding reporting to company President Simon Philips. An accomplished marketing professional with more than 30 years of relevant experience, Caracciolo will leverage her expertise to drive the strategy and execution of marketing, communications and brand management for Falcon’s multiple business sectors, brands and portfolio of IPs, globally.

In this newly created position, Caracciolo will advance the strong momentum Falcon’s has established over the past year as the company launched multiple projects, initiatives, and experiences across its three core business units: Falcon’s Creative Group, Falcon’s Beyond Destinations and Falcons Beyond Brands. Her deep travel experience is particularly relevant to the planned future growth of Falcon’s Beyond Destinations. Through this division, earlier this year, Falcon’s opened both Falcon’s Resort by Meliá | All Suites Punta Cana and the adjacent Katmandu Park | Punta Cana, the first theme park of its kind in the Caribbean, together offering a unique “resortainment” hospitality experience.

“Falcon’s Beyond is a company on a rapid international growth trajectory. I am both thrilled and honored to help bolster awareness for the brand and launch future projects across its multiple lines of business,” said Toni Caracciolo. “I’m excited to leverage my deep and diverse industry experience and relationship building to develop marketing programs that elevate the brand’s remarkable story across travel, theme parks, consumer products, entertainment content and so much more.”

Caracciolo joins Falcon’s as the company embarks on the second half of an already successful year marked by multiple announcements of new entertainment content, consumer products and virtual platforms. The company recently announced the development of its first animated series, a preschool show featuring Boro the Yeti™, one of the breakout characters first introduced at the original Katmandu™ theme park in Mallorca, Spain. Falcon’s also debuted its first e-commerce consumer products’ website, Shop Falcon’s Beyond™(shop.falconsbeyond.com), featuring a range of apparel, accessories, toys, and a new original trading card game based on the Katmandu franchise. The company also released its first mobile game, Katmandu: EtherMerge™ and debuted BEYONDLAND™ on Roblox.

“The significance of the addition of Toni’s role at Falcon’s represents a deep commitment to invest in our global marketing organization during this time of rapid growth,” said Cecil D. Magpuri, CEO of Falcon’s Beyond. “Toni is an exceptional marketing leader who brings her impressive background in the theme park and hospitality industry to our leadership team. She is an invaluable asset and will drive brand awareness while significantly impacting our business growth.”

Before joining Falcon’s, Caracciolo was Vice President of Global Marketing at Visit Orlando, the official tourism association for Central Florida, the most visited destination in the United States and theme park capital of the world where she drove successful marketing campaigns that resulted in record breaking visitation. Prior to Visit Orlando, she served as Vice President of Sales and Marketing at SeaWorld Parks & Entertainment Inc. (SEA), where she oversaw all marketing and sales strategic planning, brand management, project implementation and result analysis across three SEA theme park Orlando brands: SeaWorld, Aquatica, and Discovery Cove. During her time at SEA, Caracciolo led the marketing to launch the company’s largest expansion in history, Antarctica: Empire of the Penguin, where her experiential integrated program won more than seven industry awards including the International Hermes Creative award and the Flagler Award.

“Toni’s extensive experience in hospitality and entertainment, working with some of the world’s most recognized brands, made her the unquestioned top choice for this important new position at Falcon’s,” said President Simon Philips. “Complementing her industry experience are her skills as a communicator and business leader that are invaluable to a company like ours that is on the cusp of massive global growth and the eve of becoming a publicly listed company.”

Caracciolo has served on several boards of directors, including on the executive board of Harbor House of Central Florida and Visit Florida. She is also active in memberships with the South Lake Chamber of Commerce and serves as an MBA Mentor and Guest Lecturer at the University of Central Florida.

Falcon’s impressive growth across its multiple business categories parallels last year’s news, to become a publicly listed company through a definitive merger agreement with FAST Acquisition Corp. II (“FAST II”), a special purpose acquisition company founded by Doug Jacob and headed by Sandy Beall. Upon the closing of the transaction, the new combined company will be named “Falcon’s Beyond Global, Inc.” and is expected to be listed on Nasdaq under the ticker symbol “FBYD.” More information about the transaction can be found in the Investor Relations section of Falcon’s Beyond website.

About Falcon’s Beyond

Falcon’s Beyond is a diversified global entertainment, consumer experience, and technology enterprise that is reimagining how we play, travel, shop, dine, relax and are entertained. Situated at the intersection of technology and entertainment, Falcon’s accelerates intellectual property (IP) activations concurrently across physical and digital experiences through three core business units: Falcon’s Creative Group, Falcon’s Beyond Destinations, and Falcon’s Beyond Brands. Falcon’s Creative Group is one of the world’s leading master planners having planned more than $100 billion worth of award-winning experiences. Falcon’s Beyond Destinations develops, owns, and operates resort hotels, theme parks, retail, dining, and entertainment venues, including Falcon’s Resort by Meliá in Punta Cana and its award-winning Katmandu theme parks. Falcon’s Beyond Brands develops and deploys both proprietary and partner IP across multiple platforms through animated and live-action media content, gaming, music, and retail consumer products. The company is headquartered in Orlando, FL, USA. Learn more at falconsbeyond.com.

FALCON’S BEYOND, KATMANDU, SHOP FALCON’S BEYOND, BEYONDLAND, ETHERMERGE, and their related trademarks are owned by Falcon’s Beyond. Other trademarks are owned by their respective owners.

Additional Information

In connection with the proposed business combination, Falcon’s Beyond Global, Inc. (“Pubco”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a document that serves as a joint prospectus of Pubco and proxy statement of FAST II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FAST II shareholders after the Registration Statement is declared effective by the SEC. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. FAST II and Pubco will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF FAST II ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders can obtain free copies of the Registration Statement, and will be able to obtain free copies of amendments to the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FAST II or Pubco through the website maintained by the SEC at www.sec.gov. The documents filed by FAST II with the SEC also may be obtained free of charge upon written request to 109 Old Branchville Road Ridgefield, CT 06877. The documents filed by Pubco with the SEC may also be obtained free of charge upon written request to 6996 Piazza Grande Avenue, Suite 301, Orlando, FL 32835.

Participants in the Solicitations

FAST II and its directors and executive officers may be deemed participants in the solicitation of proxies from FAST II’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in FAST II is contained in FAST II’s final prospectus related to its initial public offering dated March 15, 2021 and the Registration Statement, each of which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in amendments to the Registration Statement for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FAST II in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the Registration Statement, which was filed with the SEC and is available free of charge at the SEC’s website www.sec.gov. Additional information regarding the interests of such participants will be contained in amendments to the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 the Securities Act of 1933, as amended, or an exemption therefrom.

Caution About Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, Falcon’s Beyond’s expected future growth and the anticipated benefits associated with Ms. Caracciolo’s appointment as Executive Vice President of Marketing and Branding. These statements are based on various assumptions and on the current expectations of the Company, Pubco and FAST II and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Falcon’s Beyond and FAST II. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the likelihood of which could be adversely affected by (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against FAST II, Falcon’s Beyond or Pubco following the announcement of the proposed business combination, (3) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of our prospectus/proxy statement are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Falcon’s Beyond or the expected benefits of the proposed transaction or that the approval of the requisite equity holders of FAST II is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (5) volatility in the price of FAST II’s or Falcon’s Beyond’s securities, (6) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination, (7) the enforceability of Falcon’s Beyond’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (8) any failure to realize the anticipated benefits of the proposed transaction; (9) risks relating to the uncertainty of the projected financial information with respect to Falcon’s Beyond; (10) risks related to the rollout of Falcon’s Beyond’s business and the timing of expected business milestones; (11) the effects of competition on Falcon’s Beyond’s business; (12) the risk that the proposed business combination may not be completed by FAST II’s business combination deadline, (13) the amount of redemption requests made by FAST II’s stockholders; (14) the ability of FAST II or Falcon’s Beyond to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; (15) and those factors discussed in the Registration Statements and FAST II’s final prospectus dated March 15, 2021 under the heading “Risk Factors,” and other documents FAST II or Pubco has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FAST II nor Falcon’s Beyond presently know, or that FAST II or Falcon’s Beyond currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect FAST II’s and Falcon’s Beyond’s expectations, plans, or forecasts of future events and views as of the date of this press release. FAST II and Falcon’s Beyond anticipate that subsequent events and developments will cause FAST II’s and Falcon’s Beyond’s assessments to change. However, while FAST II and Falcon’s Beyond may elect to update these forward-looking statements at some point in the future, FAST II and Falcon’s Beyond specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of FAST II’s and Falcon’s Beyond’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts:

Media:
DKC Public Relations
Falcons@dkcnews.com

Investor Relations:
Brett Milotte, ICR
FalconsBeyondIR@icrinc.com

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